[Graphic Omitted]

                                   BRASKEM S.A
               C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS

                             HELD ON APRIL 28, 2004



On April 28, 2004, at 2:00 PM, at the Company's offices located at Avenida das Nacoes Unidas, No. 4777, ZIP code 05477-000, Sao Paulo/SP, it was held the 487th (four hundred and eighty-seventh) Meeting of the Board of Directors of BRASKEM S.A., attending the undersigned Members of the Board of Directors. Also attending were the President Jose Carlos Grubisich Filho, the Executive Officers Mauricio Roberto de Carvalho Ferro, Paul Elie Altit, and messrs. Jose Mauro Mettrau Carneiro da Cunha, Marco Antonio Ferreira Ebert and Jayme Fonseca, the Secretary of the Board of Directors, Mr. Nelson Raso, and Dr. Ana Patricia Soares Nogueira. The President of the Board of Directors, Pedro Augusto Ribeiro Novis, acted as Chairman of the meeting, and Dr. Ana Patricia Soares Nogueira served as secretary. AGENDA: I) Matters for deliberation: 1) PROPOSALS FOR
DELIBERATION: unanimously approved, upon review of the respective subjects, the following Deliberation Proposals ("DP") previously submitted by the Board of Executive Officers to the members of the Board of Directors, as provided in the Internal Rules of the Board of Directors, the copies of which were duly filed at the Company's headquarters: a) PD.CA/BAK-07/2004 - Finance and Investment Committee (CFI), for the purpose of: (i) ratifying the decision that all projects in the amount equivalent to, or greater than US$ 10,000,000.00 (ten million dollars) must be submitted to the approval of the Board of Executive Officers; (ii) increasing the CFI's responsibilities with respect to Investments, according to the provisions of the respective DP; (iii) defining the procedures to be adopted by the Board of Executive Officers in order to submit Investment Projects to the approval of the Board of Directors, which should be previously sent to CFI for review, sufficiently in advance to allow the CFI to analyze the Project, as described in the respective DP, together with the suggestions made and approved by the Board of Directors; b)PD.CA/BAK-08/2004
- Election of the Board of Executive Officers, for the purpose of approving the re-election of the members of the Board of Executive Officers, for a new two-year term, expiring on the date of the first Ordinary Meeting of the Board of Directors to be held after the Ordinary General Shareholders' Meeting to appraise the results of the fiscal year ending December 31, 2005, namely: JOSE CARLOS GRUBISICH FILHO, Brazilian, married, chemical engineer, holder of the Identity Card No. 7.893.279-8 SSP/SP, enrolled with the CPF under No. 931.524.778-72, resident and domiciled in Sao Paulo - SP, as President, PAUL ELIE ALTIT, Brazilian, born in London, married, civil engineer, enrolled with the CPF/MF under No. 667.368.977-34, Identity Card No. 4.172.718 IFP/RJ, resident and domiciled in Sao Paulo-SP, as Director of Investor Relations, BERNARDO AFONSO DE ALMEIDA GRADIN, Brazilian, marriedo , civil engineer, holder of the Identity Card RG No. 1.832.123 SSP/BA, enrolled with the CPF/MF under No. 316.183.245-00, resident and domiciled in Salvador-BA, LUIZ DE MENDONCA, Brazilian, married, manufacturing engineer, holder of the Identity Card RG No. 10 445 472 SSP/SP, enrolled with the CPF/MF under No. 063 523 448-36, resident and domiciled in Sao Paulo-SP, MAURICIO ROBERTO DE CARVALHO FERRO, Brazilian, single, lawyer, holder of the Identity Card No. 453.069 SSP/DF, enrolled with the CPF/MF under No. 371.505.961-34, resident and domiciled in Sao Paulo - SP, ROBERTO PRISCO PARAISO RAMOS, Brazilian, married, mechanical engineer, holder of the Identity Card RG No. 8.922.760 SSP/SP, enrolled with the CPF/MF under No. 276.481.507-78, resident and domiciled in Rio de Janeiro-RJ and ROGERIO

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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
   42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(o) 309, 13(o) andar -
   CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,
   s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
   Tel. (11) 3443 9000

[Graphic Omitted]

                                   BRASKEM S.A
               C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS

                             HELD ON APRIL 28, 2004

AFFONSO DE OLIVEIRA, Brazilian, married, mechanical engineer, holder of the Identity Card No. 5.016.315.003 SSP/RS, enrolled with the CPF/MF under No. 164.896.160-68, resident and domiciled in Porto Alegre-RS, as Executive Officers with no specific designation, all with commercial address for service of process, notices and notifications, at Avenida das Nacoes Unidas, No. 4777, 2nd, 3rd and 4th Floors, Alto de Pinheiros, Sao Paulo/SP, ZIP Code 05477-000; b) PD.CA/BAK-09/2004 - Financial Management Policy - upon review and discussion of the draft attached to the respective DP previously submitted, and the inclusion of suggestions and contributions made by the members of the Board of Directors to the proposal initially submitted, the Company's Financial Management Policy was approved, the Board of Executive Officers being in charge of its disclosure within the Company; 2) REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS: observing the provisions in arts. 25 and 26, item "h" of the Company's By-Laws, it was approved, after due analysis, the proposal for distributing the global amount at the annual remuneration of the Members of the Board of Directors, prepared by the Board of Executive Officers and previously analyzed by the Personnel and Organization Committee, at a meeting held on April 16, 2004, which will be filed at the Company's headquarters; 3) ELECTION OF THE SUPPORTING
COMMITTEES: in view of the expiration of the Board of Executive Officers' term, on the date of the Ordinary General Shareholders' Meeting held on March 31, 2004, and the election of the members for a new term until the date of the Ordinary General Shareholders' Meeting that will appraise the accounts of the fiscal year ended December 31, 2005, it was approved the formation of the Board of Directors' Supporting Committees, according to the proposal submitted by the Board of Directors' Secretary, the copy of which will be filed at the Company's headquarters; II) Matters for Acknowledgement: Presentations were made by the President and by the persons responsible for the matters included under this item II, namely: 1) Results for the 1st Quarter of 2004; 2) Evolution of the Synergies' Program; 3) Evolution of the Company's Restructuring; 4) "Solomon" Project; III) Matters of Company Interest: the Finance Director presented the initial structure of the following transaction: a) Financing Operation for the acquisition of naphtha in the domestic market; issue of debentures, and import financing transaction, which will be the subject matter of specific approval at a meeting of the Board of Directors, to be called in due course; IV) ADJOURNMENT
- No further items remaining for discussion, these minutes were prepared, read, discussed and found conforming, and were signed by all attending Members of the Board of Directors, the Chairman and the Secretary of the Meeting. Sao Paulo/SP, April 28, 2004. (SS:: Pedro Augusto Ribeiro Novis - President; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Andre Tapajos Cunha; Carlos Alberto de Meira Fontes; Fernando de Castro Sa; Jose de Freitas Mascarenhas; Lucio Santos Junior; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Rogerio Goncalves Mattos).




               Conforms to the original recorded on specific book.

--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
   42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(o) 309, 13(o) andar -
   CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,
   s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
   Tel. (11) 3443 9000

[Graphic Omitted]

                                   BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 487th MEETING OF THE BOARD OF DIRECTORS

                             HELD ON APRIL 28, 2004



                        /s/ Ana Patricia Soares Nogueira
                          Ana Patricia Soares Nogueira
                                    Secretary
--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
   42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(o) 309, 13(o) andar -
   CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,
   s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
   Tel. (11) 3443 9000